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                                                                      EXHIBIT 99
                            RIVERWOOD HOLDING, INC.
           RECONCILIATION OF INCOME (LOSS) FROM OPERATIONS TO EBITDA
                           (IN THOUSANDS OF DOLLARS)
                                  (UNAUDITED)

                                    COATED    CONTAINER-
                                     BOARD      BOARD     CORPORATE     TOTAL
                                  ----------  ----------  ----------  ---------
FIRST QUARTER 1998:
Income (Loss) from Operations      $ 16,572    $ (4,620)   $ (4,706)   $  7,246
Depreciation and amortization        24,285       3,878         286      28,449
Purchased Asset Costs(A)              6,396         911          --       7,307
Other non-cash charges(B)               758         286       1,624       2,668
Dividends from equity investments        --          --         618         618
                                   --------    --------    --------    --------
EBITDA(C)                          $ 48,011    $    455    $ (2,178)   $ 46,288
                                   ========    ========    ========    ========
FIRST QUARTER 1997:
Income (Loss) from Operations      $ 15,779    $(13,006)   $ (4,512)   $ (1,739)
Depreciation and amortization        20,949       3,803         358      25,110
Purchased Asset Costs(A)              6,219         911          --       7,130
Other non-cash charges(B)             1,538         254         110       1,902
Dividends from equity investments        --          --         750         750
                                   --------    --------    --------    --------
EBITDA(C)                          $ 44,485    $ (8,038)   $ (3,294)   $ 33,153
                                   ========    ========    ========    ========

Notes:

(A) Under the terms and definitions of the Senior Secured Credit Facilities and the Indentures for the 1996 and 1997 Notes, certain expenses and costs are excluded from the Company's Income from Operations in determining EBITDA (as defined below), including amortization, depreciation or expenses associated with the write-up of inventory, fixed assets and intangible assets in accordance with APB 16 and 17, collectively referred to as the "Purchased Asset Costs."

(B) Other non-cash charges include non-cash charges for pension, postretirement and postemployment benefits, and amortization of premiums on hedging contracts deducted in determining net income other than Purchased Asset Costs (see (A) above).

(C) EBITDA is defined as consolidated net income (exclusive of non-cash charges resulting from purchase accounting during the periods subsequent to the Merger) before consolidated interest expense, consolidated income taxes, consolidated depreciation and amortization, and other non-cash charges deducted in determining consolidated net income and extraordinary items and the cumulative effect of accounting changes and earnings of, but including dividends from, non-controlled affiliates. EBITDA excludes (i) equity earnings from the Company's investment in Igaras but includes dividends actually received from Igaras and (ii) Purchased Asset Costs resulting from purchase accounting for periods subsequent to the Merger. The Company believes that EBITDA provides useful information regarding the Company's debt service ability, but should not be considered in isolation or as a substitute for the Condensed Consolidated Statements Of Operations or cash flow data.


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